AGREEMENT

This Agreement (the “Agreement”) made this 16th day of March, 2004 by and between Video Domain Technologies Ltd., an Israeli company organized under the laws of the State of Israel, private company number 51-247748-0 (“VDT”) and Crow Electronic Engineering Ltd., an Israeli company organized under the laws of the State of Israel, private company number 52-003903-3 (“Crow”).

Each of VDT and Crow shall be referred to hereinbelow individually as a “Party” and collectively as the “Parties”.

Whereas	the Parties and others executed on July 9, 2001 a certain Share Purchase Agreement (the “Share Purchase Agreement”) and a certain Shareholders Agreement (as such were amended thereafter); and

Whereas	several disputes arose between the Parties in connection with the subject matter contained herein and the Parties desire to settle amicably such disputes, pursuant to the terms and conditions as set forth below;

Now, it has been agreed, stipulated and declared between the Parties as follows:

1.	VDT shall have an exclusive right to use the existing plastic moulds of the following Crow products (excluding the bracket and the PIR lens), a photograph of each of them is attached hereto as Exhibit A:

(a)	M-Cam;

(b)	Crow-Cam (based on the look of the M-Cam product);

VDT, at its sole discretion, shall have the right to use any injecting company for the performance of the plastic injections of the said products. VDT shall order such injections directly from such injecting company.

All maintenance and insurance costs of the plastic moulds of the products described above shall be borne by VDT.

2.	Crow shall return to VDT the entire VD15 stock in its possession for the cost of said stock for which Crow purchased said stock from VDT (i.e. 650 VD15 cards, of which 550 have already been returned to VDT) and in exchange for such VD15 cards returned, an additional sum of US$84,260 shall be added to the loan amount which VDT owes to Crow, such that the outstanding and unpaid loan amount, shall be US$382,168 (the “Updated Loan Amount”). It is hereby agreed that the aforementioned Updated Loan Amount is a dollar-linked loan. Crow shall furnish to VDT validly issued invoices with respect to 100 VD15 which shall be returned by it to VDT in accordance with this Section.

3.	Crow hereby entitles VDT, for no consideration to Crow, to use the existing plastic moulds of (i) Outdoor-Cam product (a photograph of which is attached hereto as Exhibit B) and (ii) In-Cam product (M-Cam product, including mirror detector and IR lighting) (a photograph of which is attached hereto as Exhibit C) and (iii) MemoCam product (a brochure of the MemoCam product is attached hereto as Exhibit D); and (iv) D-Cam products (i.e. D-Cam 500 and D-Cam 800) (a brochure of which is attached hereto as Exhibit E) (with respect to all products abovementioned in this Section – excluding the PIR lens and bracket.

VDT shall order the injections directly from the injection company performing the injection for Crow, for a price similar to the prices paid by Crow for the performance of a similar injection, as such prices are amended from time to time.

All maintenance costs of the plastic moulds of the Outdoor-Cam, In-Cam, MemoCam and D-Cam shall be borne by the Parties proportionately to their respective actual use. In respect of any plastic moulds that VDT shall irrevocably and unconditionally waive its right to use pursuant to this Section 3 (by furnishing Crow with a written notice to such effect) (the “Notice”), VDT shall not bear any maintenance costs incurred after VDT furnishes said Notice to Crow.

Notwithstanding the aforesaid, VDT shall be solely responsible to pay the royalties payments to Pinkerton Srl. (directly or through Talusit Trading Ltd. or through any other entity which Pinkerton Srl. Shall nominate) for using the design and shape of the MemoCam and D-Cam 500.

Nothing contained in this Section 3 derogates from Crow’s right to use the plastic moulds of the In-Cam products and Outdoor-Cam products in any field other than the video field. Crow shall be entitled to use the D-Cam and Memo-Cam plastic housing parts (including PIR lens and brackets) in any field, except for the video field.

4.	The existing production plans, including manufacture of PCB’s, of the products mentioned in Sections 1 and 3 above, shall be provided to VDT on a non-exclusive basis, subject that only VDT by itself or through its subcontractors, shall use said production plans. The above production plans shall be used by VDT only in the video field.

5.	The existing production plans of (a) USB product for RS485; and (b) RS 232 product for RS485 shall be provided to VDT on a non-exclusive basis. VDT shall use said production plans by itself or through its subcontractors only.

The provision of the existing production plans, as mentioned in Section 4 above and this Section 5, shall be subject to VDT maintaining strict confidentiality with respect to such production plans and subject that if such production plans are provided by VDT to any of its subcontractors, that said subcontractor sign a similar confidentiality undertaking in connection with said production plan.

6.	VDT shall be entitled to purchase from Crow and Crow shall be obligated to sell to VDT the relevant PIR lenses and brackets for the products mentioned in Sections 1 and 3 above; and VDT shall also be entitled to purchase from Crow and Crow undertakes to sell to VDT any other unique component (including but not limited to (a) PIR sensor; and (b) Crow’s ASIC) required for the full manufacture and assembly of the said products (provided that such unique component can only be obtained from Crow).

VDT shall pay to Crow for the PIR lens, bracket and said components the cost price of Crow (costs at Crow’s premises) (the “Cost Price”). Notwithstanding the aforesaid, commencing as of the date on which VDT shall repay the Updated Loan Amount in full – VDT shall pay to Crow for the PIR lens, bracket and said components, a price equal to the multiplication of the Cost Price by 130%.

Terms of payment under this Section of VDT to Crow shall be net + 60 days.

It is hereby clarified that Crow shall be entitled to supply to VDT the aforementioned unique components or any other components alternative or substitute to them in its discretion (provided that such alternative or substitute components have similar or higher technical performance) (it is hereby clarified that in respect to the PIR lens and bracket–Crow shall be entitled to supply only the current lenses and brackets or any alternative, provided that such alternative shall fit the existing plastic housing without the necessity for any changes and/or supplements).

In any case of supply of an alternative or substitute component Crow shall submit to VDT at least 120 days prior written notice in respect of such supply.

Each of the Parties shall bear its own costs in connection with the adjustment of its products to such alternative or substitute component.

7.	VDT undertakes to use the components purchased from Crow in accordance with Section 6 above and the plastic moulds to be used by it as provided above, only and solely for products within the video field (and not within any other field) and provided that such product include a camera of any kind or sort.

8.	In addition to the price to be paid by VDT to Crow for each PIR lens, bracket or component purchased by VDT in accordance with Section 6 above, VDT shall pay to Crow, on account of the Updated Loan Amount, a sum of US$15 for each In-Cam, M-Cam and Outdoor-Cam product (the “Relevant Products”) manufactured and sold by it, but in any case not more than 7.5% of the actual selling price by VDT of each aforementioned product (the “Relevant Products Amount”). The outstanding Updated Loan Amount, owed by VDT to Crow shall be reduced by each aforementioned payment paid by VDT to Crow, until the full and complete repayment of the entire outstanding Updated Loan Amount.

VDT shall pay to Crow the Relevant Product Amount on a quarterly basis (i.e. every three (3) months commencing as of March 1, 2004), within 60 days from the end of each quarter (the “Date of Payment”), for the preceding quarter. Simultaneously with the payment of the Relevant Product Amount on the Date of Payment, VDT shall deliver to Crow sales report of the Relevant Products for the preceding quarter, prepared and signed by VDT’s management. Crow shall be entitled, at its sole discretion and at its own expense, to appoint an accountant on its behalf to examine VDT’s records and documents for the purpose of verification of the sales report furnished by VDT to Crow.

9.	Notwithstanding the content of any other agreement between Crow and VDT (alone and/or together with others), Crow shall be entitled to produce, manufacture, market and sell any detector products similar or competing with the D-Cam product manufactured by VDT, under a different name and without using the existing plastic moulds of the products mentioned in Sections 1 and 3 above, which includes an analog camera therein (exclusive of any other camera or video components of any kind and sort). Crow undertakes not to sell and/or market the aforesaid product to any of the following entities for a period until January 1, 2005: Deatronic SRL, Demes SL, Euromatec Security Systems and Crow Electronic Engineering USA. Nothing in this Section derogates from Crow’s remaining undertakings towards VDT as stipulated and resulting from previous agreements.

10.	With respect to each product developed by Crow for any other third party in accordance with Section 9 above, Crow shall make reasonable commercial efforts so that the development of such product shall include also an additional product functionally similar to the MemoCam which shall be sold to such third party by VDT. In the event that such efforts are fruitful, Crow shall develop the complementary plastics necessary in order to turn such product to a newly designed product from the MemoCam family (the ownership in such complementing plastics shall be transferred to VDT). Crow shall provide VDT with additional components as required for the manufacturing of such new MemoCam products in accordance with Section 6 above. For each sale of the new MemoCam product by VDT, VDT shall pay to Crow a sum of US$15 (but in any case not more than 7.5% of the selling price of the product by VDT), until payment to Crow of the full and complete cost of the complementing plastic moulds, plus an additional amount of US$5,000 in order to cover Crow’s other costs and expenses associated with the development and design of said complementing plastic moulds.

Payment to Crow in accordance with this Section shall be made quarterly, within 60 days from the end of each quarter, for the preceding quarter and together with such payment, VDT shall furnish to Crow, on the date of payment, sales report of the new MemoCam product for the relevant quarter, prepared and signed by VDT’s management.

It is hereby agreed that VDT shall not have any claims whatsoever against Crow in connection with this Section.

11.	Crow shall keep in its premises reserve stock of the PIR lenses, brackets and any unique components mentioned in Section 6 above (the “Reserve Components”), in the total value as shall be instructed from time to time by VDT (by furnishing at least a 60 day prior written notice) and in any case, such value shall not exceed US$40,000. Any request by VDT for reserve stock of higher value as stipulated in this Section, shall require the Parties’ prior written agreement with respect to the securities which VDT shall provide to Crow for such reserve stock. Within thirty (30) days of the end of each six (6) months period following the Effective Date (the “Period”), Crow shall deliver to VDT a written confirmation, signed by Crow’s management, stating that in respect of the last day of such Period, Crow keeps in its premises the required amount of Reserve Components pursuant to the provisions of this Section 11.

VDT undertakes to purchase the reserve stock kept in Crow’s premises in accordance with this Section in full in each event in which VDT shall not purchase any components from such reserve stock for a period of more than three (3) months.

12.	This Agreement shall be in full force and effect for the longer of the following periods (the “Term”): (i) for a period of five (5) years from the Effective Date; or (ii)as long as Crow shall continue to make use of its right in accordance with Section 9 above and manufacture or sale said products mentioned in Section 9 above and for an additional period of five (5) years from the date on which Crow shall discontinue the manufacturing or sale of such products. Upon the completion of the Term, this Agreement shall be immediately and automatically terminated unless agreed otherwise in writing by the parties hereto.

13.	Without derogating from the Parties’ undertakings pursuant to this Agreement, the Parties and only the Parties confirm that they do not have any claims against each other in connection with the subject matter of this Agreement.

14.	Without derogating from the Parties’ undertakings pursuant to this Agreement, Crow acknowledges that it is aware that the supply of the components to VDT pursuant to the terms of this Agreement is necessary for VDT and that such components are used for the manufacturing of most of VDT’s products.

Notwithstanding the aforesaid, it is hereby clarified that Crow shall not be responsible towards VDT in case of any delay or problem in the supply of the abovementioned components and/or PIR lens and/or brackets to VDT, provided that Crow made best efforts to supply the aforementioned to VDT. In the event of such delay or problem, Crow shall continue to make best efforts to supply the aforementioned to VDT.

15.	Subject to Section 17 below, the remaining provisions of the previous agreements signed between the Parties, shall remain unchanged. Furthermore, for the avoidance of doubt and except as the matter pertains to Crow’s right in the D-Cam products as specified in Section 9 above, nothing contained in this Agreement derogates and/or changes and/or is inconsistent with the provisions of Section 3(b) of the Share Purchase Agreement and in any case of any change and/or inconsistency between this Agreement and the Share Purchase Agreement, the provisions of Section 3(b) of the Share Purchase Agreement shall prevail.

16.	This Agreement shall be valid and enforceable in accordance with its terms upon its signature by the Parties and written affirmation below by the Approving Parties, as such term is defined below (the “Effective Date”), provided that if such affirmation by the Approving Parties shall not be obtained by April 30, 2004, this Agreement shall automatically and immediately become null and void.

17.	The following prior existing agreements between VDT and Crow: (i) with respect to the D-Cam 500 (as of June 2001); and (ii) with respect to the D-Cam 800 (as of April 25, 2000); and (iii) with respect to the supply of the components of the Memo-Cam (as of June 2001), shall be terminated on the Effective Date.

18.	This Agreement shall be exclusively governed by and construed in accordance with the laws of the State of Israel.

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IN WITNESS WHEREOF, the Parties have executed this Agreement as of the date first hereinabove mentioned.

—————————————— Crow Electronic Engineering Ltd. By: ______________________ Title: _____________________	—————————————— Video Domain Technologies Ltd. By: ______________________ Title: _____________________

We, the undersigned, (the “Approving Parties”) agree to the content of this Agreement.

—————————————— Foamart Ltd. By: ______________________ Title: _____________________	—————————————— The Puma (II) Fund By: ______________________ Title: _____________________

—————————————— Video Cad Ltd. By: ______________________ Title: _____________________

—————————————— Aviad Hellman	—————————————— Menachem Zibziner